FORM  6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE FINANCIAL STATEMENTS AND CONSENT ATTACHED TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference are:

1.	The Consolidated Financial Statements of the Registrant as of December 31, 2007.
2.	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.
3.	Consent of Arik Eshel, CPA & ASSOC., PC.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: March 31, 2008

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

B.O.S. BETTER ONLINE SOLUTIONS LTD.

          We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. (the “Company”) and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Lynk USA Inc., a wholly-owned U.S. subsidiary, which statements reflect total assets constituting 14% in 2007 and total revenues constituting 7% in 2007 of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lynk USA Inc., is based solely on the report of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2s to the consolidated financial statements, effective January 1, 2006, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2008	A Member of Ernst & Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lynk USA, Inc.

We have audited the accompanying consolidated balance sheet of Lynk USA, Inc. (the Company) and its subsidiary as of December 31, 2007, and the related consolidated statement of operation, statement of changes in shareholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lynk USA, Inc. and its subsidiary at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

ARIK ESHEL, CPA & ASSOC., PC
March 31, 2008

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,271	$2,033
Trade receivables (net of allowance for doubtful accounts of $122 and $23 at December 31, 2007 and 2006, respectively)	9,114	5,632
Other accounts receivable and prepaid expenses (Note 3)	945	858
Inventories (Note 4)	8,321	4,017

Total current assets	22,651	12,540

LONG-TERM ASSETS:
Severance pay fund	687	741
Investment in other companies (Note 5)	2,494	8,082
Other assets	42	65

Total long-term assets	3,223	8,888

PROPERTY, PLANT AND EQUIPMENT, NET (Note 6)	719	520

GOODWILL (Note 8)	2,861	952

OTHER INTANGIBLE ASSETS, NET (Note 7)	1,678	1,629

	$31,132	$24,529

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2006

CURRENT LIABILITIES:
Short-term bank loans and current maturities (Note 9)	$5,028	$2,949
Current maturities of convertible note	-	1,139
Trade payables	5,258	3,844
Employees and payroll accruals	552	460
Deferred revenues	116	103
Accrued expenses and other liabilities (Note 10)	1,290	999

Total current liabilities	12,244	9,494

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 11)	3,286	-
Convertible note, net of current maturities (Note 12)	-	1,171
Deferred taxes	366	362
Accrued severance pay	798	916
Other long-term liabilities	-	237

Total long-term liabilities	4,450	2,686

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital
Ordinary shares of NIS 4.00 par value: Authorized: 35,000,000 shares at December 31, 2007 and 2006; Issued and outstanding: 10,857,554 and 6,744,798 shares at December 31, 2007 and 2006, respectively;	10,628	6,571
Additional paid-in capital	54,758	48,330
Accumulated other comprehensive income	19	19
Accumulated deficit	(50,967)	(42,571)

Total shareholders’ equity	14,438	12,349

Total liabilities and shareholder’s equity	$31,132	$24,529

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2007	2006	2005

Revenues	$23,774	$20,917	$24,099
Cost of revenues	19,099	16,200	17,854

Gross profit	4,675	4,717	6,245

Operating costs and expenses:
Research and development	636	486	893
In process Research and Development	170	-	-
Sales and marketing	3,811	2,019	2,425
General and administrative	1,980	3,268	2,667

Total operating costs and expenses	6,597	5,773	5,985

Operating income (loss)	(1,922)	(1,056)	260
Financial expenses, net (Note 16a)	(469)	(626)	(448)
Other income (expenses), net (Note 1d)	(6,233)	-	355

Income (loss) before taxes on income	(8,624)	(1,682)	167
Taxes on income (tax benefit) (Note 15)	9	(89)	204

Net loss after taxes on income	(8,633)	(1,593)	(37)
Equity in losses of an affiliate	-	-	(1,750)
Minority interest in earnings of a subsidiary	-	-	(223)

Loss from continuing operations	(8,633)	(1,593)	(2,010)
Income (loss) from discontinued operations (Note 1d)	237	1,685	(1,595)

Net income (loss)	$(8,396)	$92	$(3,605)

Basic and diluted net loss per share from continuing operations (Note 16b)	$(1.00)	$(0.24)	$(0.36)

Basic and diluted net earnings (loss) per share from discontinued operations (Note 16b)	$0.02	$0.25	$(0.28)

Basic and diluted net earnings (loss) per share (Note 16b)	$(0.97)	$0.01	$(0.64)

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid in capital	Deferred share-based compensation	Accumulated other comprehensive income	Accumulated deficit	Total comprehensive loss	Total shareholders’ equity

Balance at January 1, 2005	4,737,658	$4,823	$44,426	$(174)	$31	$(39,058)		$10,048
Amortization of deferred share-based compensation	-	-	-	62	-	-		62
Conversion of convertible note	640,293	570	1,046	-	-	-		1,616
Issuance of shares related to acquisition of Odem, net	232,603	202	330	-	-	-		532
Issuance of shares related to the private placement, net	953,743	815	1,225	-	-	-		2,040
Issuance of Ordinary shares for options exercised	25,088	22	28	-	-	-		50
Share-based compensation related to warrants issued to service providers	-	-	348	-	-	-		348
Warrants related to a convertible note issued to lenders	-	-	185	-	-	-		185
Other comprehensive loss:
Net loss	-	-	-	-	-	(3,605)	$(3,605)	(3,605)
Loss on available-for-sale marketable securities	-	-	-	-	(4)	-	(4)	(4)
Foreign currency translation adjustments	-	-	-	-	(6)	-	(6)	(6)

Total comprehensive loss							$(3,615)

Balance at December 31, 2005	6,589,385	6,432	47,588	(112)	21	(42,663)		11,266
Reversal of deferred share-based compensation	-	-	(112)	112	-	-		-
Issuance of Ordinary shares for options exercised	68,747	61	74	-	-	-		135
Share-based compensation expense	21,666	20	411	-	-	-		431
Share-based compensation related to warrants issued to service providers	65,000	58	238	-	-	-		296
Warrants related to a convertible note issued to lenders	-	-	131	-	-	-		131
Other comprehensive income:
Net income	-	-	-	-	-	92	$92	92
Loss on available-for-sale marketable securities	-	-	-	-	(2)	-	(2)	(2)

Total comprehensive income							$90

Balance at December 31, 2006	6,744,798	6,571	48,330	-	19	(42,571)		12,349
Issuance of Ordinary shares for options exercised	23,498	23	23					46
Issuance of shares related to the private placement net	1,471,176	1,483	1,983					3,466
Issuance of shares related to rights offering, net	1,739,398	1,720	2,229					3,949
Issuance of shares related to conversion of convertible note	878,670	831	1,066					1,897
Share-based compensation expense	-	-	516	-	-	-		516
Warrants related to a convertible note issued to lenders	-	-	611	-	-	-		611
Other comprehensive income:
Net loss	-	-	-	-	-	(8,396)	$(8396)	(8,396)

Total comprehensive loss							$(8,396)

Balance at December 31, 2007	10,857,540	$10,628	$54,758	$-	$19	$(50,967)		$14,438

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities:
Net income (loss)	$(8,396)	$92	$(3,605)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (income) from discontinued operations	(237)	(1,685)	1,595
Depreciation and amortization	588	378	474
Amortization of premium and accretion of accrued interest on available-for-sale marketable securities	-	-	35
Impairment of investments	5,588	39	-
Severance pay, net	(64)	(75)	(75)
Equity in losses of an affiliate	-	-	1,750
Minority interest in earnings of a subsidiary	-	-	223
Share-based compensation related to warrants issued to service providers	-	296	59
Capital gain from sale of product line	-	-	(273)
Net loss from decrease in value of Put options	-	-	8
Capital loss from sale of property and equipment	(19)	-	3
Share-based compensation related to employees	516	431	244
Financial expenses in connection with long-term convertible note	710	162	120
Increase in trade receivables	(687)	(788)	(547)
Decrease in deferred taxes, net	(118)	(70)	(88)
Decrease (increase) in other accounts receivable and prepaid expenses	(121)	(595)	86
Increase in inventories	(1,209)	(697)	(1,971)
Increase (decrease) in trade payables	(1,135)	790	(172)
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(11)	(231)	(123)

Net cash used in operating activities from continuing operations	(4,595)	(1,953)	(2,257)
Net cash used in operating activities from discontinued operations	-	(446)	(1,647)

Net cash used in operating activities	(4,595)	(2,399)	(3,904)

Cash flows from investing activities:
Purchase of property and equipment	(214)	(24)	(245)
Proceeds from sale of property and equipment	31	-	13
Proceeds from sale of product line	-	-	257
Investment in long-term marketable securities	-	-	(607)
Proceeds from redemption of marketable securities	-	1,331	2,316
Investment in other companies	-	(676)	-
Acquisitions, net of cash acquired (a,b,c,d)	(4,548)	-	(1,124)

Net cash provided by (used in) investing activities from continuing operations	(4,731)	631	610
Net cash used in investing activities from discontinued operations	-	(221)	(1,087)

Net cash provided by (used in) investing activities	(4,731)	410	(477)

Cash flows from financing activities:
Proceeds from shares issuance, net	6,625	-	-
Repayment of short-term and long-term bank loans	(293)	(26)	(55)
Proceeds from short-term bank loans	1,454	686	933
Proceeds from long-term bank loans	4,203	-	-
Proceeds (payments) from long-term convertible note and warrants, net of issuance expenses	(120)	1,319	1,246
Payment of long-term convertible note	(351)	(438)	(55)
Proceeds from exercise of options	46	135	2,090

Net cash provided by financing activities	11,564	1,676	4,159

Increase (decrease) in cash and cash equivalents	2,238	(313)	(222)
Increase in cash and cash equivalents from discontinued operations	-	114	163
Effect of exchange rate changes on cash and cash equivalents	-	-	(13)
Cash and cash equivalents at the beginning of the year	2,033	2,232	2,304

Cash and cash equivalents at the end of the year	$4,271	$2,033	$2,232

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2007	2006	2005

Supplemental disclosure of cash flow activities:

(i)	Net cash paid during the year for:
	Interest	$336	$532	$126

	Income tax	$38	$180	$309

(ii)	Non-cash activities:

	Conversion of convertible note into shares	$2,017	$-	$1,614

	Sale of the communication segment in consideration for shares in Qualmax	$-	$958	$4,690

	Conversion of Qualmax’s debt into New World Brand’s shares	$-	$1,480	$-

	Sale of PrintBOS:

	Consideration, net	$-	$-	$275
	Disposal of fixed assets	-	-	(28)
	Disposal of liability	-	-	100
	Related expenses	-	-	(74)

	Capital gain	$-	$-	$273

	Sale of the communication segment:

	Consideration, net	$-	$2,437	$3,690
	Disposal of tangible and intangible assets	-	(752)	(2,425)
	Related expenses	-	-	(486)

	Capital gain	$-	$1,685	$779

(a)	Acquisition of Odem:

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$-	$-	$1,020
	Fair value of net intangible assets acquired at acquisition date	-	-	718
	Less -	-	-
	Amount acquired by issuance of shares	-	-	532
	Payables	-	-	219
	Add-	-	-
	Cancellation of Put and Call options	-	-	137

		$-	$-	$1,124

The accompanying notes are an integral part of the consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2007	2006	2005

(b)	Acquisition of Summit

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$3,192	$-	$-
	Fair value of net intangible assets acquired at acquisition date	2,058	-	-
	Less - Amount acquired by issuance of shares	(903)	-	-

		$4,347	$-	$-

(c)	Acquisition of CYMS Ltd assets and liabilities

	Fair value of net tangible assets acquired (excluding cash and cash equivalents) and liabilities assumed at acquisition date	$11	$-	$-
	Fair value of net intangible assets acquired at acquisition date	55	-	-
	Less amount acquired by issuance of shares	(15)	-	-

		$51	$-	$-

(d)	Acquisition of OptimizeIT assets and liabilities

	Fair value of net intangible assets acquired at acquisition date	$170	-	-
	Less amount acquired by issuance of shares	(20)	-	-

		$150	$-	$-

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	B.O.S. Better Online Solutions Ltd. (“BOS”) is an Israeli corporation (together with its subsidiaries the “Company”).

The Company has two operating segments, the Mobile and RFID Solutions segment and the Supply Chain Solutions segment.

The Company’s wholly owned subsidiaries include:

In Israel:

(1)

BOScom Ltd, part of the Mobile and RFID segment. In January 2008 BOScom changed it’s name to Dimex Solutions Ltd. and its subsidiary Dimex Hagalil Projects (2008) Ltd., which was incorporated in January 2008. (see note 19);

(2)

Odem Electronic Technologies 1992 Ltd., which was purchased on November 18, 2004 from Odem’s previous shareholders, and in which, by November 2005, the Company’s holdings increased to 100%. Odem, an Israeli company, is a major solution provider and distributor of RFID and electronics components and advance technologies in the Israeli market. Odem is a part of both the Mobile and RFID and the Supply Chain segments; and

(3)

Quasar Telecom Ltd., which obtained the assets BOS acquired in September 2004 from Quasar Communication Systems Ltd. The assets of Quasar Telecom were sold to IP Gear Ltd., a subsidiary of Qualmax Inc. as part of the sale of the Communications Segment in the fourth quarter of 2005.

In the U.S.:

	(1)	Ruby-Tech Inc., a New York corporation, a wholly owned subsidiary of Odem and a part of both the Mobile and RFID and the Supply Chain segments;

	(2)	Lynk USA Inc., a Delaware Corporation, and its subsidiaries:

a.

Summit Radio Corp., part of the Supply chain solutions segment, was purchased on November 21, 2007 from Summit’s previous shareholders. Summit is a supply chain provider, mainly of electronic components to the aircraft and defense industry.

		b.	Pacific Information Systems, Inc. (“PacInfo”), a, Delaware corporation and PacInfo’s subsidiary, Dean Tech Technologies Associates, LLC., a Texan corporation, are no longer active.

	(3)	BOS Delaware Inc., a Delaware corporation, which operations were ceased in 2002.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

In Europe:

BOScom had a UK subsidiary, Better On-Line Solutions Ltd., and its subsidiary, Better On-Line Solutions S.A.S in France. Since 2002, the subsidiaries are no longer active.

BOS communication segment (the “communication segment”) included: BOScom’s business of communication solutions which provides multi-path, intelligent routing voice over IP gateways and the Company’s wholly-owned subsidiary Quasar Telecom (2004) Ltd. (“Quasar”), which provides communication solutions based on cellular technology. The assets and liabilities of this segment have been sold as part of the disposal of the communication segment in December 2005 (see d).

In addition, the Company holds shares in two other companies:

1.

Surf Communication Systems Ltd. (“Surf”), a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries. In June 2006, the Company invested $300, following which, the Company holds 6.94% of Surf’s issued and outstanding shares (see Note 5).

2.

Qualmax Inc. (“Qualmax”), a U.S. public corporation listed on the Pink Sheets (“QMXI.PK”), and its subsidiary New World Brands Inc. (OTC: NWBD.OB) (“NWB”). The Company holds 17.87% of the issued and outstanding shares of Qualmax Inc. and 3.96% of the issued and outstanding shares of NWB. The Company’s holdings in Qualmax and NWB were received as the consideration for the sale of the communication segment (see d).

b.	Business combination:

Acquisition of Odem:

On November 18, 2004, the Company purchased 63.8% of the outstanding shares of Odem, from Odem’s existing shareholders. In consideration for Odem’s shares the Company (i) issued 290,532 of the Company’s Ordinary shares subject to “lock-up” periods of 2 to 4 years and (ii) paid an amount of $1,971 in cash.

On September 29, 2005 and November 1, 2005, the Company purchased an additional 23.9% and 12.3% of the outstanding shares of Odem, respectively, from Odem’s minority shareholders. Following these purchases, the Company owns 100% of Odem. In consideration for the 12.3% of Odem’s shares purchased in November 2005 the Company paid $554, in cash and for the 23.9% of Odem’s shares purchase in September 2005 the Company (i) issued 232,603 of the Company’s Ordinary shares and (ii) paid an amount of $716 in cash.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The Company has allocated the total cost of Odem acquisition in 2005 as follows:

Allocation of purchase price	November 1, 2005	September 29, 2005	Total	Estimated useful life

Tangible assets	$340	$681	$1,021
Customer list (1)	85	509	594	9 years
Deferred tax liability	(23)	(136)	(159)
Goodwill	138	144	282

Total purchase price	$540	$1,198	$1,738

(1)	The Company’s allocation of purchase price valued the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

Acquisition of Summit:

On November 21, 2007 the Company purchased 100% of the outstanding shares of Summit, from Summit’s existing shareholders. In consideration for Summit’s shares the Company (i) issued 360,000 of the Company’s Ordinary shares subject to “lock-up” periods of 1-2 years and (ii) paid an amount of $4,472 in cash (including $373 against undistributed net income for the first nine months of 2007 in Summit). In addition, Summit’s selling shareholders will receive contingent consideration up to $500, based on performance in the years 2008 and 2009.

The Company’s consolidated financial statements reflect the purchase price determined as follows:

November 21, 2007

Issuance of shares (1)	$874
Cash consideration	4,472
Transaction costs (includes issuance costs in the amount of $29)	355

Total purchase price	$5,701

(1)

The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Summit	Estimated useful life

Cash	$451
Tangible assets (1)	3,192
Backlog (2)	55
Customer list (3)	167	12 years
Non-competing rights (4)	40	6 years
Deferred tax liability	(113)
Goodwill	1,909

Total purchase price	$5,701

(1)	Includes fair value of inventory – Reflects the expected profit from realization of the inventory.

(2)	Backlog – The economic value of the backlog is calculated by deducting the relative expenses which will be accrued to sales equal to the Backlog.

(3)	Customer list - The Company’s allocation of purchase price is valued the acquired customer list by calculating cash flow benefit as a direct result of the customer relationship.

(4)

Non-competing rights - The value of the non-competing right is calculated by assessing the economic damage which might occur due to possible competing by the Sellers, and which is mitigated by having a non-competing agreement. The value of the non-competing right is the discounted cash flow which relates to portion of the Company’s income that could have been lost if the Sellers would compete.

The acquisitions have been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition. The results of operations of Summit are included in the consolidated financial statements of operations as of the acquisition date.

The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

The results of operations of Summit have been included in the Company’s consolidated statements of income since the completion of the acquisition in November 21, 2007. The following unaudited pro forma information presents a summary of the results of operations of the Company assuming the acquisition of Summit occurred at the beginning of each of the following periods:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	Year Ended December 31,
	2007	2006
	(unaudited)

Revenues	$39,110	$36,436
Net income (loss)	$(8,669)	$309
Net income per share – basic	$(1.00)	$0.05
Net income per share – diluted	$(1.00)	$0.05

Acquisition of Cyms Ltd. assets and Liabilities:

On July 1, 2007, the Company entered into an agreement with Cyms Ltd., to purchase its assets and liabilities, for an aggregate consideration of $ 66 which was paid by issuance of 5,594 shares of the Company and cash payment of $51. The assets of Cyms Ltd. were transferred into the Company on July 1, 2007 (the “closing date”).

The Company’s consolidated financial statements reflect the purchase price determined as follows:

November 21,
2007

Issuance of shares (1)	$15
Cash consideration	51

Total purchase price	$66

(1)

The value of the Ordinary shares issued was determined based on the average market price of the Company’s Ordinary shares over the period of two days before and after the terms of the transaction were agreed to and announced.

The Company has allocated the total purchase price as follows:

Allocation of purchase price	Cyms	Estimated useful life

Tangible assets	$11
Technology (1)	55	6 years

Total purchase price	$66

(1)	The Company’s allocation of purchase price valued the acquired technology by calculating cash flow benefit as a direct result of the technology.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Summit acquisition has been treated using the purchase method of accounting in accordance with SFAS 141 “Business Combinations”. The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair value at the date of acquisition.

Acquisition of OptimizeIT, a partnership organized under the laws of the State of Israel, assets and liabilities:

On October 1, 2007, the Company entered into an agreement with OptimizeIT to purchase its assets, for an aggregate consideration of $170 which was paid by issuance of 8,000 shares of the Company and a cash payment of $150. The assets of Optimize IT were transferred into the Company on October 1, 2007

The Company’s consolidated financial statements reflect the purchase price determined as follows:

November 21, 2007

Issuance of shares (1)	$20
Cash consideration	150

Total purchase price	$170

The Company has allocated the total purchase price as follows:

Allocation of purchase price	OptimizeIT	Estimated useful life

Research and development in process	$170	NA

Total purchase price	$170

The Company recorded a charge of $170 with respect to the OptimizeIT transaction related to in process research and development for projects which have not yet reached technological feasibility and which have no alternative future use.

The Cyms and OptimizeIT transactions have been treated as asset acquisitions on the basis of the fair values exchanged.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

c.	Sale of product line:

On July 18, 2005, BOScom signed an asset purchase agreement with Consist Technologies Ltd. and Consist International Inc. (collectively, “Consist”), for the sale of its PrintBOS product line in consideration of $500 and a contingent payment in each of the next three years equal to 6%-10% of future revenues exceeding $1,000 per year, Consist will generate from the PrintBOS product line. The Company has recognized a gain of $273 in 2005 with respect of this sale. As of December 31, 2005, the Company has received $375 and the remaining $125 has been placed in an escrow for a period of three years, pending repayment of royalties to the Office of the Chief Scientist (“OCS”) on sales of PrintBOS products. For the years ended December 31, 2006 and 2007, total revenues generated by Consist from the PrintBOS products in each year were less than $1,000 and, therefore, the Company did not receive any royalties in 2006 and 2007.

d.	Discontinued operations:

	1.	Sale of communication segment:

On December 31, 2005, the Company sold its communication segment, including its property and equipment, goodwill, technology, trade name, existing distribution channels and related contingent liability to the Office of the Chief Scientist to IP Gear Ltd. (“IP Gear”), a wholly owned Israeli subsidiary of Qualmax. The consideration paid to the Company in the transaction was approximately 3.2 million Qualmax shares of Common stock constituting approximately 16% of Qualmax’s total issued and outstanding Common stock and $800 in royalties to be paid at a rate of 4% from future revenues IP Gear will generate from the disposed segment (“Royalties”) with the entire $800 due no later than 90 days from the third anniversary of the closing of the transaction. Additional shares may be issued to the Company at the end of four consecutive fiscal quarters following the closing of the transaction, contingent upon IP Gear generating by then a certain level of revenues from the disposed segment (“Earn Out Shares”). The maximum number of Earn Out Shares that may further be issued to the Company is approximately 1 million, constituting an additional 5% of Qualmax outstanding shares. In June 2006, the Company received 250,000 of Qualmax shares, valued at $1.43 per share, as part of the Earn Out Shares consideration.

The Company received certain piggy-back registration rights with respect to the Qualmax shares. The Company does not have a representative on the Board of Qualmax.

In addition, the Company and IP Gear entered into an Outsourcing Agreement, pursuant to which the Company provided IP Gear with certain operating services relating to the sold communication segment through December 31, 2006. In accordance with the Outsourcing Agreement, the first three months of services were provided for no charge. For services rendered from April 2006 through December 2006, the Company charged IP Gear $240, which was paid by issuing the Company Qualmax subsidiary’s shares in December 2006, as part of an agreement signed by the parties (see below).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The Company also granted a bridge loan to IP Gear in the amount of $1,000. The term of the loan is three years and it bears interest equal to the Prime rate plus 2.5%, up to a maximum of 12%. In the first 18 months, IP Gear shall pay only the interest accrued on the loan and monthly principal and interest payments shall commence thereafter. The loan granted to IP Gear is secured by a first priority floating charge, which may be subordinated to a charge in favor of a major financial institution in the event such charge is recorded. In addition, repayment is guaranteed by Qualmax Inc.

The loan agreement provides that if the disposed segment would incur losses that exceed $250 in the first quarter of 2006, the principal amount to be repaid under the loan shall be reduced by the excess losses. In such event, Qualmax shall issue to the Company additional shares of Common stock against such reduction, valued at a predetermined price of $1.43 per share. Pursuant to this provision, in May 2006, Qualmax issued to the Company 244,755 shares, at a price of $1.43 per share, resulting in an amount of $350. In June 2006, Qualmax issued BOS an additional 174,825 shares, reducing the principal amount of the loan to $400. As of December 31, 2007 the company holds 17.87% of the issued and outstanding Common stock of QMX.

Qualmax also issued to the Company a five-year warrant for the purchase of up to 107,143 shares, constituting less than 1%, of its outstanding shares in Qualmax, at the exercise price of $2.80 per share (“Warrants”). The Company received certain piggy-back registration rights with respect to the shares underlying the Warrants.

The Company signed in December 2006 an agreement with Qualmax and its subsidiaries, NWB and IP Gear, pursuant to which, the outstanding debt of Qualmax to the Company, in the amount of $1,480 (which included long-term debt, outsourcing fees, royalties and other debts), was repaid to the Company through the issuance of 5.506652 shares of series A Convertible Preferred stock of NWB which are convertible into approximately 16,446,544 shares of NWB

Common stock, reflecting a conversion rate of $0.09 per one share of Common stock. During 2007 NWB converted its series A Preferred stock into Common stock and as a result the company holds as of December 31, 2007, 3.96% of the issued and outstanding Common stock of NWB.

The Company’s registration rights with respect to the Qualmax shares shall also apply to NWB shares. In addition, the Company agreed to enter into a lock up agreement, restricting the transfer of its share holdings in Qualmax and in NWB, for up to two years.

In connection with the transaction, the Company agreed to grant NWB, contingent upon the satisfaction of certain conditions, a three-year option that will expire on December 31, 2009, to purchase up to 30% of the NWB’s shares held by the Company, at prices ranging from $0.12 to $0.24 per share of Common stock. As of December 31, 2007 the conditions have not been met, hence the option has not been granted and the fair value of the option is $0.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

As of December 31, 2007, the restriction on the shares held in Qualmax and NWB terminates within one year and as a result the shares should be recorded at fair value. Therefore, the Company accounts for its holdings in Qualmax and NWB shares as available for sale in accordance with Statement of Financial Accounting Standard 115 “Accounting for Certain Investments in Debt and Equity Securities”. Unrealized gains and losses, net of the related tax effect as of December 31, 2007, are included in other comprehensive income. As a result of the decrease in the share prices of these companies as of December 31, 2007, the Company recorded loss of $5,588. On February 18, 2008, New World Brands and Qualmax, entered into an agreement and plan of merger (see note 19), pursuant to which Qualmax will be merged with and into NWB. Upon completion of the merger, which is subject to completion of certain conditions, BOS holding in Qualmax will be converted into holding in New World Brands. These holdings were the consideration for selling the communication division in years 2005 and 2006.

For the years ended December 31, 2006 and 2005, the Company’s consolidated financial statements reflected a capital gain from the sale of the communication segment, which was determined as follows:

	Year ended December 31,

	2006	2005

Consideration:
Ordinary shares of Qualmax (1)	$957	$4,586
107,143 warrants (2)	-	104
5.50652 series A Preferred stock of NWB (3)	1,480	-
Debt conversion (loan granted to IP Gear)	-	(1,000)

Total consideration	2,437	3,690

Cost:
Disposal of assets (liabilities) related to the communication segment	752	2,425
Transactions related costs	-	486

Total cost	752	2,911

Capital gain	$1,685	$779

There was no capital gain in 2007.

(1)	Valued at $1.43 per share.

(2)	Valued at $0.97 per warrant.

(3)	5.50652 series A Preferred stock convertible into 16.5 million shares of Common stock of NWB. Each share of Common stock is valued at $0.09 per share.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Following the agreement, signed in December 2006, the Company has accounted for the communication segment as a “discontinued operations”, in accordance with EITF 03-13 “Applying the Conditions in Paragraph 42 of FASB Statement 144 in Determining Whether to Report Discontinued Operations”. As such, the results of operations, including revenues, cost of revenues, operating expenses, and other income and expenses of the communication segment for 2005, have been reclassified in the accompanying statements of operations as discontinued operations.

As of December 31, 2007, Qualmax share price is $0.21 and NWB share price is $0.04. The Company recorded a loss in the amount of $5,588 as the decrease was other than temporary.

2.	Discontinued product line:

During the fourth quarter of 2002, PacInfo ceased its operations.

The results of operations, including revenues, cost of revenues, operating expenses and other income and expenses of the communication segment and PacInfo’s operations for 2007, 2006 and 2005, have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

Summarized selected financial information and cash flows of the discontinued operations are as follows:

	Year ended December 31,

	2007	2006	2005

Revenues	$-	$-	$2,954
Cost of revenues	-	-	2,171
Operating expenses	-	752	3,157

Operating loss	-	(752)	(2,374)
Gain derived from sale of the discontinued operations	237	2,437	779

Net income (loss)	$237	$1,685	$(1,595)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

	Year ended December 31,

	2007	2006	2005

Cash flows from operating activities
Gain (loss) from discontinued operations	$237	$1,685	$(1,595)
Depreciation and amortization of equipment and intangibles	-	-	107
Capital gain	-	(2,052)	(779)
Adjustments due to changes in working capital	(237)	(79)	620

Net cash flows used in operating activities	$-	$(446)	$(1,647)

Cash flows from investing activities
Communication sales costs	$-	$(221)	$-
Purchase of property and equipment	-	-	(27)
Payment on account of sale of Communication Segment	-	-	(1,060)
Investment in Company	-	-	-

Net cash flows used in investing activities	$-	$(221)	$(1,087)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

A substantial portion of the Company’s revenues is generated in U.S. dollar (“dollars”). In addition, most of the Company’s costs are incurred in dollars. Company’s management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement 52 of the Financial Accounting Standards Board (“FASB”) “Foreign Currency Translation”. All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statement of operations as financial income or expenses as appropriate.

The financial statements of Odem, a subsidiary, whose functional currency as of December 31, 2004, was other than dollar have been translated into dollars, but on April 1, 2005, due to significant changes in circumstances initiated by management, like transition of Odem’s majority of sales, expenses and budget from New Israeli Shekels (NIS) to dollars, indicate a functional currency change. Since the functional currency changed from a foreign currency to the reporting currency, dollars, as of March 31, 2005, the translation adjustments for non-monetary assets prior to the change, became the accounting basis for the periods starting April 1, 2005.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash originally purchased with maturities of less than three months.

	e.	Inventories:

Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2007 and 2006, inventory is presented net of $358 and $100, respectively, for technological obsolescence and slow moving items (see also Note 4).

Inventories are valued at the lower of cost or market value. Cost is determined as follows:

Raw and packaging materials - moving average cost method.

Products in progress and finished products - moving average cost method.

	f.	Grants and royalty-bearing grants:

Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2005, the Company received a royalty-bearing grant from the Chief Scientist of the Ministry of Industry and Trade in Israel, in the amount of $296, for its participation in the discontinued operations. There were no grants in 2007 and 2006.

	g.	Investment in an affiliate:

An affiliate is a company in which the Company is able to exercise significant influence, but that is not a subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature. The Company’s investment in Surf has been included as an affiliate until September 30, 2005. In June 2006, following an investment round, the Company holding in Surf decreased to 7.8% of Surf’s issued and outstanding shares. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment is accounted for based on the cost accounting method (see Note 5).

The Company’s investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”). During 2005, an impairment of $1,385 has been recorded in “equity in losses of an affiliate” in the statement of operations.

	h.	Investment in other companies:

Investments in public companies with restrictions of less than one year are classified as available-for-sale under FAS 115 (“Readily Determined Sales Price Currently Available on a Security Exchange”), and are adjusted to their fair market value with unrealized gains and losses recorded as a component of accumulated other comprehensive income (loss).

Investment in QMX and NWB presented, commencing December 31, 2007 at the sales price on the applicable Security Exchange, respectively to FAS 115 (See note 1d).

Management evaluates investments in other companies for evidence of other than temporary declines in value. Accordingly, during 2007 and 2006, an impairment loss, due to other than temporary decline, of $5,588 and $39 has been recorded, accordingly and presented in other income (loss), net in the consolidated statements of operations. During 2005, no impairment losses have been identified.

	i.	Property, plant and equipment:

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight line method over the estimated useful lives of the assets, at the following annual rates:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	%

Computers and software	20 - 33	(mainly 33%)
Office furniture and equipment	6 - 15	(mainly 10%)
Leasehold improvements	10	(over the shorter of the period of the lease or the life of the assets)
Vehicles	15
Plant	4

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2006 and 2005, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Under SFAS 142 goodwill is not amortized but instead is tested for impairment at least annually or between annual tests in certain circumstances, and written-down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The reporting units of the Company for purposes of the impairment test are: the Company’s Mobile and RFID operating segments, Summit and Odem which comprise the Supply Chain segment, as these are the components of the business for which discrete financial information is available and segment management regularly reviews the operating results of those components. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2007, 2006 and 2005, no impairment losses have been identified.

l.	Research and development costs:

Statement of Financial Accounting Standards 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed,” (“SFAS 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Severance pay:

The Company’s liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company’s balance sheet.

The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits.

Severance expenses for 2007, 2006 and 2005 amounted to $275, $298 and $256, respectively.

n.	Revenue recognition:

The Company sells its products through direct sales, distributors and resellers channels.

The Company derives its revenues from the sale of products, license fees for its products, commissions, support and services.

Revenues from product sales are recognized in accordance with Staff Accounting Bulletin 104 “Revenue Recognition in Financial Statements” (“SAB 104”) when delivery has occurred, persuasive evidence of an arrangement exists, the vendor’s fee is fixed or determinable, no further obligation exists, and collectibility is reasonably assured.

Most of the Company’s revenues are generates from sale of its products directly to end-users and indirectly, mostly through independent distributors. Other than pricing terms which may differ due to the volume of purchases between distributors and end-users, there are no material differences in the terms and arrangements involving direct and indirect customers. The majority of the Company’s products sold through agreements with independent distributors are non-exchangeable, non refundable, non-returnable without any rights of price protection or stock rotation. Accordingly, the Company considers the distributors as end-users.

Revenue from license fees is recognized in accordance with Statement of Position (“SOP”) 97-2 “Software Revenue Recognition”, when persuasive evidence of an agreement exists, delivery has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from maintenance and support are recognized ratably over the period of the support contract. The fair value of the support is determined based on the price charged when it is sold separately or renewed.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately or for new arrangements, based upon the price that management will determine to charge.

o.	Warranty:

BOScom provides a warranty of between 3 to 36 months at no extra charge, whereby defective hardware covered by the warranty should be sent back to the company. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

During 2007 and 2006, the Company’s Provision for warranty was $20 and $73, respectively.

p.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has provided valuation allowances, in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes–An interpretation of FASB Statement No. 109.

The Interpretation clarifies the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained. The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 was insignificant to the Company’s consolidated financial statements.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

The trade receivables of the Company are derived from sales to customers located primarily in Israel, South America, North America and Europe. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

r.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS 128, “Earnings Per Share”.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, since they would have an anti-dilutive effect, were 3,305,333, 1,386,424 and 1,506,803 for the years ended December 31, 2007, 2006 and 2005, respectively.

s.	Accounting for share-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards 123, “Accounting for Share-based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the Accounting Standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes for the year ended December 31, 2006 was $370, lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $0.06 and $0.05, respectively, lower than if the Company had continued to account for share-based compensation under APB 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price on the date of grant of the award.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The pro-forma table below reflects the Company’s stock based compensation expense, net loss and basic and diluted net loss per share for the year ended December 31, 2005 had the Company applied the fair value recognition provisions of SFAS 123, as follows:

December 31, 2005

Net loss from continuing operations, as reported	$(2,010)
Add: share-based compensation expenses related to employee stock options determined under intrinsic value method included in the reported net loss	62
Deduct: share-based compensation expense related to employee stock options determined under fair value method for all awards	(246)

Pro forma net loss from continuing operations	(2,194)
Pro forma net loss from discontinued operations	(1,595)

Pro forma net loss	$(3,789)

Basic and diluted net loss per share from continuing operations, as reported	$(0.36)

Basic and diluted net loss per share from discontinued operations, as reported	$(0.28)

Basic and diluted net loss per share, as reported	$(0.64)

Basic and diluted net loss per share, including the effect of share-based compensation expense	$(0.67)

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2005 is amortized over their vesting period and estimated at the date of grant using the Black-Scholes-Merton options pricing model with the following weighted average assumptions:

Year ended December 31,

2005

Risk free interest	4.00%
Dividend yields	0%
Volatility	120%
Average Expected life	3 years

Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior year ended December 31, 2005 under SFAS 123 and the stock based compensation expense recognized during the years ended December 31, 2007 and 2006 under SFAS 123(R) are not directly comparable.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company estimates the fair value of stock options granted using the Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant, equal to the expected option term. The expected option term represents the average of the options contractual life and the vesting period in accordance with SAB 107 guidance. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2007 and 2006 is estimated on the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2007	2006

Risk free interest	4.62%	4.91%
Dividend yields	0%	0%
Volatility	58%	78%
Expected option term	5.68 years	3.44 years
Forfeiture rate	15%	0%

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2007 and 2006, the Company recognized stock-based compensation expense related to employee stock options in the amount of $516 and $727 respectively as follows:

	Year ended December 31,

	2007	2006

Selling and marketing	$296	$152
General and administrative	220	575

Total Stock-based compensation expense	$516	$727

During the year ended December 31 2005, the Company recognized general and administrative, stock-based compensation expense in the amount of $112.

The Company applies SFAS 123 “Accounting for stock Based Compensation” (“SFAS 123”) and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services”, with respect to warrants issued to non-employees. SFAS 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments. The fair value for marketable securities is based on quoted market prices. The fair value of investments in other companies is based on independent third-party evaluations.

u.	Impact of recently issued accounting pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. There is no impact of adopting SFAS 159 on its financial position, cash flows, and results of operations of the Company.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on accounting for future business combinations once adopted and not on prior acquisitions. The Company is currently evaluating the impact of adopting the provisions of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company’s consolidated financial position and results of operations. The Company is currently evaluating the impact of adopting the provisions of SFAS 160.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin 110 (“SAB No. 110”) to amend the SEC’s views discussed in Staff Accounting Bulletin 107 (“SAB No. 107”) regarding the use of the simplified method in developing an estimate of expected life of share options in accordance with SFAS No. 123(R). SAB No. 110 is effective for the company beginning in the first quarter of fiscal year 2008. The Company expects to continue using the simplified method. As a result, the Company does not expect the adoption of SAB No. 110 will have a significant impact on its consolidated financial statements.

NOTE 3:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2007	2006

Government authorities – Income tax advances and V.A.T	$363	$279
Advances to suppliers	405	296
Prepaid expenses	129	201
Other	48	82

	$945	$858

NOTE 4:-	INVENTORIES

Raw materials (including packaging materials and Products in progress)	$260	$120
Finished products	8,061	3,897

	$8,321	$4,017

The inventories are presented net of write-off for technological obsolescence and slow moving items of $358 and $100 as of December 31, 2007 and 2006, respectively.

NOTE 5:-	INVESTMENT IN OTHER COMPANIES

	a.	Investment in Surf Communication Systems Ltd.:

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN OTHER COMPANIES (Cont.)

In September 2005, Surf entered into a private placement that is considered an event of change in circumstances having a significant adverse effect on the fair value of the investment. Therefore, the Company has evaluated its investment in Surf and determined that it amounts to $722 as of December 31, 2005 based on management’s analysis (supported by an independent third-party valuation). As a result, the Company has recorded an impairment of $1,385, which has been included in the equity in losses of an affiliate in the statement of operations for the year December 31, 2005.

In June 2006, as part of the investment round, the Company invested $300 in Surf, following which, the Company holds 7.8% of Surf’s issued and outstanding shares. As a result, the Company ceased to have the ability to exercise significant influence over Surf and, accordingly, the adjusted carrying amount of the investment of $722 is accounted for based on the cost accounting method, which resulted in impairment of $39. As of December 31, 2007 the Company holds 6.94% of Surf’s issued and outstanding shares.

Summarized combined financial information of Surf for the years in which the investment was accounted using the equity method was as follows:

Year ended December 31, 2005

Revenues	$2,055

Cost of sales	$660

Operating expenses from continuing operations	$3,694

Net loss	$2,334

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVESTMENT IN OTHER COMPANIES (Cont.)

	b.	The Company’s investments in companies comprise of:

	December 31,

	2007	2006

Surf Communication Systems Ltd.	$983	$983

Qualmax Inc. (1)	819	5,619

New World Brands Inc. (1)	692	1,480

	$2,494	$8,082

(1) As of December 31, 2007 the investment in the companies was changed from cost method under APB18 to available for sale under FAS115 and presented in fair value (See Note 1d and Note 2h).

NOTE 6:-	PROPERTY, PLANT AND EQUIPMENT

	December 31,

	2007	2006

Cost:
Computers and software	$1,942	$1,697
Office furniture and equipment	562	458
Leasehold improvements and plant	1,313	1,116
Vehicles	60	89

	3,877	3,360

Accumulated depreciation:
Computers and software	1,794	1,569
Office furniture and equipment	431	301
Leasehold improvements and plant	928	906
Vehicles	5	64

	3,158	2,840

Depreciated cost	$719	$520

Depreciation expenses amounted to $123, $171 and $317 for the years ended December 31, 2007, 2006 and 2005, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	OTHER INTANGIBLE ASSETS

	December 31,

	2007	2006

Cost:
Backlog	$55	$-
Non-competing rights	40	-
Technology	226	-
Customer list	2,177	2,010

	2,498	2,010

Accumulated amortization:
Backlog	55	-
Non-competing rights	1	-
Technology	178	-
Customer list	586	381

	820	381

Amortized cost	$1,678	$1,629

Amortization expenses amounted to $439, $207 and $143 for the years ended December 31, 2007, 2006 and 2005, respectively.

Estimated amortization expenses for the years ended:

December 31,

2008	246
2009	246
2010	238
2011	227

2012 and thereafter	721

$1,678

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	GOODWILL

Goodwill attributed to operating segments for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Mobile and RFID	Supply chain solutions	Total

Balance as of January 1, 2006	$-	$952	$952

Acquisition of Summit	-	1,909	1,909

Balance as of December 31, 2007	$-	$2,861	$2,861

NOTE 9:-	SHORT-TERM BANK LOANS

Loan currency	Weighted Interest Rate as of December 31, 2007	December 31,

	%	2007	2006

NIS	6.61	$1,380	$2,931
Euro	6.55	590	-
	$6.55	2,415	-
		4,385	2,931
Add current maturities	7.75	643	18

		$5,028	$2,949

Odem has registered floating charges on its assets and certain fix charges on its assets in connection with the loans.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2007	2006

Government of Israel – royalties and V.A.T	$416	$319
Provision for warranty	20	73
Professional services	342	315
Short term deferred tax	75	60
Other	437	232

	$1,290	$999

NOTE 11:-	LONG-TERM BANK LOANS

	a.	Classified by linkage terms and interest rates, the total amount of the loans is as follows:

Loan currency	Weighted Interest Rate as of December 31, 2007	December 31,

	%	2007	2006

NIS	6.43	$1,479	$18
	$7.75	2,450	-

		3,929	18
Less – current maturities	7.75	643	18

		$3,286	$-

During 2007, the Company complied with the covenants set forth under the long-term loan agreement.

b.	The loans mature in the following years subsequent to the balance sheet dates:

First year (current maturities)	643
2009	3,091
2010	174
2011	13
2012	8

c.	Odem and Summit have registered floating charges on their assets and certain fix charges in connection with the loans.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM CONVERTIBLE NOTE

On June 10, 2004, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), with Laurus Master Fund Ltd. (the “Investor”), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $2,000 principal amount, due June 10, 2007 (the “Note”); and (ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $4.04 per share (the “Warrant”). Under the terms of the agreement, several fees in the amount of $115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing September 2004, in the initial amount of $20 eventually increasing to $74. The Note bears prime interest rate plus 3% which is subject to reduction in certain conditions. The Warrant is exercisable, in whole or in part, until June 10, 2011. Pursuant to its undertaking in the Registration Rights Agreement with the Investor the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that are issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights Agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on March 11, 2005. Due to the delay in the effectiveness of the registration of the shares, the Company paid the Investor liquidated damages of $92.

The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid in Ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the Warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the Warrants in the amount of $99 is presented as a component in shareholders’ equity. Since the effective conversion price was greater than the share price at the commitment date, no beneficial conversion feature exists.

In March 2005, the Investor elected to convert $308 of the Note principal into 100,000 Ordinary shares of the Company. Due to the private placement agreement secured by the Company in June 2005, the conversion price was adjusted to $2.94 per share, and in July 2005, the Investor completed the conversion of the balance of the Note principal, which had not been previously converted or repaid, and the accrued interest into an additional 540,293 Ordinary shares for approximately $1,580.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM CONVERTIBLE NOTE (Cont.)

In September 2005, the Company entered into a Second Securities Purchase Agreement (the “Second Purchase Agreement”) with the Investor, under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $1,500 principal amount, due September 2008 (the “Note”), and (ii) a warrant to purchase 73,052 ordinary shares at an exercise price of $4.04 per share (the “Warrant”). According to the Second Agreement, several fees in the total amount of $116 were paid to the Investor. These fees are presented as a discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of January 2006, in the initial amount of $15 eventually increasing to $55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until September 29, 2012. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note. The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on February 8, 2006.

The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in Ordinary shares. In addition, if BOS issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

The fair value of the Warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 4.08%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 100% and a weighted-average contractual life of seven years. The fair value of the Warrants in the amount of $144 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

On August 17, 2006 the Company entered into a Third Securities Purchase Agreement (the “Third Agreement”) with the Investor under which the Company issued to the Investor in a private placement (i) a third Convertible Term Note of a $1,500 principal amount, due August 2009 (the “Note”), and (ii) a warrant to purchase 73,052 Ordinary shares at an exercise price of $4.04 per share (the “Warrant”). The Note is convertible into Ordinary shares at a price of $3.08 per share for the first 500,000 and $4.08 for any additional amount payable thereunder. The principal amount of the Note is repayable in monthly installments, commencing as of December 2006, in the initial amount of $15 eventually increasing to $55. The Note bears prime interest rate plus 1.5% which is subject to reduction under certain conditions. The Warrant is exercisable, in whole or in part, until August 16, 2013 at an exercise price of $4.04 for the first 24,351 Ordinary shares acquirable thereunder, and of $5.30 per share for the additional 48,701 acquirable thereunder. Pursuant to its undertaking in the Registration Rights agreement with the Investor, the Company filed with the Securities and Exchange Commission a registration statement on Form F-3 covering the resale of Ordinary shares that is issuable upon conversion of the Note and/or exercise of the Warrants, and/or issuable in payment of principal and interest on the Note.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	LONG-TERM CONVERTIBLE NOTE (Cont.)

The Registration Rights agreement provided that any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages. The registration statement became effective on December 5, 2006.

The fair value of the Warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 4.83%, a dividend yield of 0%, a volatility of the expected market price of the Company’s Ordinary shares of 80% and a weighted-average contractual life of seven years. The fair value of the Warrants in the amount of $131 is offset against the note, amortized over the period of the note and presented as a component in shareholders’ equity.

On June 21, 2007, the Company entered into an agreement with the Investor, pursuant to which the Investor converted the entire outstanding principal amount for approximately $2,223 into 878,670 Ordinary Shares of the Company at a conversion price of $2.53. As a result of reducing the conversion price which resulted in the Company recorded expenses upon conversion of $611 in year 2007.

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

	1.	Royalty commitments:

a)

Under the Company’s research and development agreements with the Office of the Chief Scientist (“OCS”) and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties, including interest, in the amount of approximately $3,462, in respect of these grants.

b)

The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2007, the Company has an outstanding contingent obligation to pay royalties including interest of $83 with respect to these grants.

	2.	Other commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2009. Minimum future rental payments for 2008, 2009, 2010, 2011, 2012, are $163, $140, $55, $48 and $4 respectively.

The Company’s motor vehicles are rented under various cancelable operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2009. The maximum breach of contract fees can amount to $74.

Lease payments for the facilities occupied by the Company and the Company’s motor vehicles in 2007, 2006 and 2005 amounted to $407, $343 and $408, respectively.

b.

In April 2006, BOSâNOVA EURL, a French company and former distributor of the Company, served the Company with a claim filed with the French Trade Tribunal alleging breach of exclusive distributor rights in France and asserting ownership to certain intellectual property rights in the Company’s products. The plaintiff seeks an amount of approximately 3.3 million Euros and additional remedies. This claim follows a previous motion for temporary injunctive relief that was filed against the Company’s new French distributor, said motion ultimately denied by French Trade Tribunal. On September 18, 2007, the French Trade Tribunal rejected the Company’s assertion that jurisdiction is with the Israeli courts, and the Company has appealed this decision. The Company assesses the prospect of the claimant to prevail and recover a significant amount is remote. The Company’s financial statements include a provision in this respect.

In January 2008, a former employee of the Company, filed a claim against the Company in the Labor Court in Tel Aviv, for severance payments in the amount of NIS 306 (approximately $80). The plaintiff also demands compensation for delay in payment of the said severance pay of NIS 207 (approximately $54). The Company is yet to file its statement of defense. The Company’s financial statements include a provision in this respect.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY

a.	Private placement:

In April 2007, the Company completed a right offering in which it issued 1,739,398 ordinary shares at a share price of $2.5. The gross proceeds amounted to $4.4 million and the issuance costs amounted to $400.

On June 21, 2007 Laurus Master Fund Ltd. converted the entire outstanding principal amount under its Convertible Notes of approximately $2,223 into 878,670 Ordinary Shares of BOS. (See also Note 12).

On June 26, 2007 the Company entered into a definitive private placement agreement with a European private investor for the issuance of 226,415 Ordinary Shares at a price per share of $2.65. Issuance costs amounted to $36.

On July 1, 2007 the Company issued 5,594 shares of the Company as part of the consideration paid for the purchasing the assets of Cyms Ltd. (See Note 1b).

On October 1, 2007 the Company issued 8,000 shares of the Company as part of the consideration paid for the purchasing of OptimizeIT assets (See Note 1b).

On November 21, 2007 the Company issued 360,000 shares of the Company as part of the consideration paid for the purchasing of Summit shares (See Note 1b).

On December 11, 2007 the Company entered into a Share Purchase Agreement with Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”), under which the Company issued on December 31, 2007 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance. The Company has paid 3% placement fees in cash to APEX and 6% in 25,007 Ordinary Shares to Catalyst. The Company also entered into a Registration Rights Agreement pursuant to which the Company shall prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the Ordinary Shares issued to the investors.

The Company’s outstanding warrants to shareholders as of December 31, 2007 are as follows:

Range of exercise price	Outstanding and exercisable warrants as of December 31, 2007	Weighted average exercise Price of outstanding warrants	Weighted average remaining contractual life (years)	Weighted average exercise price of warrants exercisable

$2.76	541,814	$2.76	4.00	$2.76
$3.03	572,219	$3.03	0.50	$3.03

	1,114,033	$2.90	2.20	$2.90

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Stock option plans:

In May 2003, the Company’s shareholders approved the adoption of the 2003 Stock Option Plan (the “Plan”), pursuant to which 625,000 Ordinary Shares are reserved for purchase by employees, directors, consultants and service providers of the Company. In June 2005, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the Plan, to 1,000,000. In May 2006, the Company’s shareholders approved an increase of the number of Ordinary Shares reserved for issuance under Plan, to 1,500,000. In August 2007, the Company’s shareholders approved an increase of the number of Ordinary shares reserved for issuance under the Plan, to 2,600,000. Any option which is canceled or forfeited before expiration will become available for future grants.

As of December 31, 2007 an aggregate of 869,171 of these options are still available for future grants. Each option granted under the Plans expires between 3-10 years from the date of the grant. The options vest gradually over a period of up to four years.

During 1994, 1995, 1999, 2000, 2001, the Company’s Board adopted stock option plans (the “Plans”) pursuant to which 656,250 options for the purchase of the Company’s Ordinary Shares may be granted to officers, directors, consultants and employees of the Company. The Board has resolved that no further grants shall be made from these Plans.

A summary of the Company’s employees and director’s stock option activity and related information for the year ended December 31, 2007, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Options outstanding at January 1, 2007	822,660	$3.36	5.01	$0.69
Changes during the year:
Granted	1,153,100	$2.47
Exercised	(19,999)	$2.39
Forfeited or cancelled	(135,565)	$7.98

Options outstanding at December 31, 2007	1,820,196	$2.47	6.62	$0.15

Vested and expected to vest	1,619,554	$2.47	6.62	$0.15

Exercisable at December 31, 2007	334,665	$2.24	3.87

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 and 2006 was $1.43 and $1.45, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company Ordinary Shares on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

Total aggregate intrinsic value of options exercised for the year ended December 31, 2007 and 2006 was $0.70 and $0.00 respectively. The aggregated intrinsic value of options outstanding for the year ended December 31, 2007 and 2006 was $0.15 and $0.69, respectively. As of December 31, 2007 there was $1,560 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 23 months.

As of December 31, 2007 there was $1,560 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Company’s Plans. That cost is expected to be recognized over a weighted-average period of 23 months.

Cash received from exercise of options for the years ended December 31, 2007, 2006 and 2005 were approximately $46, $135 and $50 respectively.

As part of the disposition of the communication segment and the PrintBOS product line, the Company extended the options contractual life of employees who became the buyers’ employees. As a result, the Company recorded an expense of $104 in 2005 which was offset from the capital gain derived from the sale of this segment and product line in 2005.

The options granted to employees outstanding as of December 31, 2007 have been separated into ranges of exercise prices, as follows:

exercise price	Options outstanding as of December 31, 2007	remaining contractual life (years)	Options exercisable as of December 31, 2007	Weighted average remaining contractual life (years)

$0	73,000	6.88	73,000	6.88
$1.84	30,000	0.67	30,000	0.67
$2.00	10,462	1.62	10,462	1.62
$2.28	7,500	2.50	5,000	2.50
$2.39	400,000	6.75	-	-
$2.48	7,500	2.87	5,000	2.87
$2.52	700,600	9.16	-	-
$2.57	22,500	4.61	-	-
$2.58	67,261	5.84	16,816	5.84
$2.63	7,500	3.14	2,500	3.14
$2.68	420,976	3.38	140,324	2.38
$2.70	15,000	3.39	5,000	3.39
$3.00	48,000	7.15	36,666	7.08
$6.80	8,197	0.87	8,197	0.87
$18.00	450	1.86	450	1.86
$28.00	1,250	2.4	1,250	2.4

	1,820,196	6.62	334,665	3.87

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Warrants issued to service providers:

The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using Black-Scholes options pricing model with the following assumptions for the years ended December 31, 2006 and 2005: risk-free interest rate of 4.9% and 1.5%, respectively, dividend yields of 0% and 0%, respectively, volatility of 77% and 70%, respectively, and an expected life of 4.2 years and 2.5 years, respectively. No warrants were granted to service provider during year 2007.

The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years ended December 31, 2007, 2006 and 2005 were $43, $116 and $348, respectively.

The Company’s outstanding warrants to service providers as of December 31, 2007 are as follows:

Range of exercise price	Outstanding and exercisable warrants as of December 31, 2007	Warrants outstanding Weighted average exercise price	Weighted average exercise price of warrants exercisable	Weighted average remaining contractual life (years)

$2.3	10,000	$2.3	$2.3	3.00
$3.08	10,000	$3.08	$3.08	1.00
$4.00	75,000	$4.00	$4.00	1.00
$4.04	227,403	$4.04	$4.04	4.10
$5.30	48,701	$5.30	$5.3	5.63

	371,104	$4.12	$4.12	3.56

NOTE 15:-	TAXES ON INCOME

a.	Reduction in corporate tax rate:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

c.	Loss carryforward:

Domestic (Israel):

The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2007, in the amount of approximately $36,132. These losses may be carryforward (linked to the Israeli Consumer Price Index (“CPI”)) and offset against taxable income in the future for an indefinite period.

Foreign:

As of December 31, 2007, the U.S. subsidiaries had U.S. Federal and State net operating loss carryforward of approximately $8,100, which can be carried forward and offset against taxable income. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2007	2006

Assets in respect of:

Property, plant and equipment	$21	$3
Allowances and provisions	517	296
Net operating loss carryforward	11,445	10,674

	11,983	10,973
Liabilities in respect of intangible assets	(441)	(422)

Net deferred tax assets before valuation allowance	11,542	10,551
Valuation allowance (1)	(11,922)	(10,936)

Net deferred tax liability	$(380)	$(385)

(1)

The Company has provided valuation allowances for BOS and all its subsidiaries except for Odem, in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to their history of operating losses and current uncertainty concerning their ability to realize these deferred tax assets in the future.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

	December 31,

	2007	2006

Presented in balance sheet:

Current assets	$19	$14
Long-term assets	42	23
Current liabilities	(75)	(60)
Long-term liabilities	(366)	(362)

Net deferred tax liability	$(380)	$(385)

e.	Taxes on income (tax benefit) are comprised as follows:

	Year ended December 31,

	2007	2006	2005

Current	$80	$17	$259
Prior years	47	-	-
Deferred	(118)	(106)	(55)

	$9	$(89)	$204

Domestic	$16	$(106)	$74
Foreign	(7)	17	130

	$9	$(89)	$204

f.	Effective tax

Income (loss) before taxes on income from operating activities related to continuing operations	$(8,624)	$(1,682)	$167

Statutory tax rate	29%	31%	34%

Provision at statutory tax rate	(2,501)	(521)	57
Non-deductible expenses	290	21	219
Deferred taxes on losses reserves and allowances for which a valuation allowance was provided	2,220	411	(72)

Taxes on income (tax benefit)	$9	$(89)	$204

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-	TAXES ON INCOME (Cont.)

g.	Tax assessments:

BOS and BOScom have final assessments through 2002. Odem has final assessment through 2004.

k.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The impact of adopting FIN 48 was insignificant impact on the Company’s consolidated financial statements.

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company’s condensed consolidated statements of operations.

The Company and its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states in the U.S. and Israel jurisdiction. BOS, BOScom and Quasar may be subject to examination by the Israel tax authorities for fiscal years 2002 through 2007. Odem may be subjected to examination by the Israel tax authorities for fiscal years 2004 through 2007. Link USA (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service (“IRS”) for fiscal years 1998 through 2007 can be carried forward and offset against taxable income for 15 to 20 years.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of the Company’s tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net loss in the period in which such determination is made.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

	a.	Financial income (expenses), net:

	Year ended December 31,

	2007	2006	2005

Financial income:
Interest on bank deposits and marketable securities	$122	$73	$57
Other (mainly foreign currency translation income)	-	65	-

	122	138	57

Financial expenses:
In respect of long-term bank loans and convertible note	(585)	(694)	(427)
Other (mainly foreign currency translation losses)	(6)	(70)	(78)

	(611)	(764)	(505)

	$(469)	$(626)	$(448)

b.	Earnings (loss) per share:

	1.	Numerator:

Numerator for basic and diluted net earnings (loss) per share:
Loss from continuing operations	$(8,633)	$(1,593)	$(2,010)
Income (loss) from discontinued operations	237	1,685	(1,595)

Net earnings (loss) available to Ordinary shareholders	$(8,396)	$92	$(3,605)

2.	Denominator (in thousands):

Basic weighted average Ordinary shares outstanding (in thousands)	8,651	6,675	5,616

Diluted weighted average Ordinary Shares outstanding (in thousands)	11,783	6,793	5,616

Basic and diluted net loss per share from continuing operations	$(1.00)	$(0.24)	$(0.36)

Basic and diluted net earnings (loss) per share from discontinued operations	$0.02	$0.25	$(0.28)

Basic and diluted net earnings (loss) per share	$(0.97)	$0.01	$(0.64)

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing 2006 and subsequent to the disposal of the communication segment in 2006, the Company managed its business with two reportable segments, consisting of the Software Solutions segment and the Supply Chain Solutions segment. Commencing 2007 and subsequent to the acquisition of Summit, the Company manages its business with two reportable segments, consisting of the Mobile and RFID Solutions segment and Supply Chain Solutions segment. Amounts for fiscal years 2006 and 2005 have been recast to conform to the current management view.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income (loss) before interest and taxes.

	a.	Revenues, gross profit and operating income (loss) for the operating segments for the years 2007, 2006 and 2005 were as follow:

	Mobile and RFID	Supply Chain Solutions	Not allocated	Consolidated

2007

Revenues	$2,673	$21,101	$-	$23,774

Gross profit	$1,436	$3,239	$-	$4,675

Operating profit (loss)	$(108)	$(108)	$(1,706)	$(1,922)

Assets related to segment	$1,205	$27,002	$2,925	$31,132

2006

Revenues	$2,344	$18,573	$-	$20,917

Gross profit	$1,401	$3,316	$-	$4,717

Operating loss	$126	$641	$(1,823)	$(1,056)

Assets related to segment	$243	$13,700	$10,586	$24,529

2005

Revenues	$3,993	$20,186	$(80)	$24,099

Gross profit	$2,442	$3,803	$-	$6,245

Operating income (loss)	$607	$1,167	$(1,514)	$260

Assets related to segment	$391	$11,535	$10,720	$22,646

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	SEGMENTS AND GEOGRAPHICAL INFORMATION (Cont.)

b.	The following presents total revenues and long-lived assets for the years 2007, 2006 and 2005 based on the location of customers:

	Year ended December 31,

	2007		2006		2005

	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)	Total revenues	Long-lived assets *)

America	$5,420	$2,225	$2,848	$-	$3,439	$-
Far East	964	-	2,019	-	6,083	-
Europe	1,511	-	1,173	-	1,171	-
Israel and others	15,879	3,033	14,877	3,101	13,406	3,455

	$23,774	$5,258	$20,917	$3,101	$24,099	$3,455

Total revenues are attributed to geographical areas based on the location of customers in accordance with Statement of Financial Accounting 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”).

	*)	Long-lived assets comprise goodwill, intangible assets, property, plant and equipment.

c.	Major customer’s data as a percentage of total revenues:

	Year ended December 31,

	2007	2006	2005

Customer A	4%	7%	11%

Customer B	21%	24%	16%

Major customer’s trade receivable balances as of December 31, 2007 and 2006 are $1,417 and $2,388, respectively.

NOTE 18:-	RELATED PARTIES

Service Agreement of Cukierman & Co.:

The Company’s audit committee and Board approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman. Since June 26, 2003, Mr. Cukierman serves as Chairman of the Company’s Board, and he is also a co-manager of the Catalyst Fund, the Company’s largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10 plus VAT, in addition to a success fee of 4%-6% for a consummated private placement. According to its terms, the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions will be 3.5% of the proceeds exchanged in such a transaction.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES (Cont.)

The payments the Company paid and accrued according to the Service Agreement with Cukierman & Co are:

	Payments in Year ended December 31, 2007		Accrued liability as of December 31, 2007

Business development	$70		$50
Success fee in respect of issuance of convertible loan	120		-
Success fee in respect of issuance of investment in Summit	28	*	143

Total	$218		$193

*	Payment by 12,600 shares of the Company at a price of $2.28 per share (reflecting the Company share price at the grant date).

	Payments in Year ended December 31, 2006	Accrued liability as of December 31, 2006

Business development	$120	$11
Success fee in respect of issuance of convertible loan	75	2
	$195	$13

On May 18, 2006 the shareholders approved a grant to Mr. Edouard Cukierman of 21,666 Ordinary Shares (for no consideration), and 233,876 options to purchase Ordinary Shares of the Company, pursuant to the Company’s 2003 Israeli Share Option Plan, at an exercise price of $2.68. The options’ exercise price was equal to the average closing price of the Company’s shares on the Nasdaq Global Market on the 20 trading days preceding the shareholders’ meeting date at which the grant was approved (the “Grant Date”). The options vest in three equal parts on the first, second and third anniversary of the Grant Date, and expire from May 2010 through May 2012.

On November 7, 2007 the shareholders approved the Agreement with Edouard Cukierman, the Chairman of the Board, pursuant to which, Mr. Edouard Cukierman shall be granted options (the “Options”) to purchase up to 100,000 Ordinary Shares of the Company per each calendar year of service as the Company’s Chairman of the Board of Directors (the “Service”) in the years 2007-2010 (pro-rated for any part of the Calendar year). The Options shall be in lieu of any compensation, fees or options otherwise payable by the Company to Cukierman as a director.

The Options shall vest on a quarterly basis. The exercise price of the Options is $2.385 which was equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Global Market during the thirty-day period preceding the shareholders approval. Unexercised Options shall expire after five years from their respective grant date.

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	RELATED PARTIES (Cont.)

Pursuant to the Agreement, if the Service is terminated by the Company for no Cause (as defined in the Agreement) then: (i) any unvested Options shall be immediately vested in full as of the date of the termination; (ii) the Company shall grant Cukierman such number of Options amounting, together with Options previously granted, to 400,000 Options, and such additional options shall be vested upon grant; and (iii) the Options shall be exercisable for a period of twenty four (24) months from termination.

If the Service is terminated by Cukierman in circumstances not involving Cause, his vested options shall be exercisable for six (6) months from the date of said termination.

On December 11, 2007 the Company entered into a Share Purchase Agreement under which the Company issued on December 31, 2007 833,560 Ordinary Shares at a price of $2.40 per share (reflecting an aggregate investment of approximately $2 million), and 541,814 warrants at exercise price of $2.76, exercisable for four years from their date of issuance.

The investors are Catalyst Fund L.P. (“Catalyst”) and three subsidiaries of D.S. Apex Holdings Ltd. (“Apex”). The Company paid 3% placement fees in cash to Apex and 6% in ordinary shares to Catalyst.

The payments the Company paid and accrued according to the Share Purchase Agreement are:

	Payments in Year ended December 31, 2007	Accrued liability as of December 31, 2007

Catalyst	$50	$-
APEX	-	48

*	Payment by 26,000 shares of the Company at a price of $1.90 per share (reflecting the Company share price at the grant date).

B.O.S. BETTER ONLINE SOLUTIONS LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 19:-	SUBSEQUENT EVENT (UNAUDITED)

In January 2008, BOScom changed its name to Dimex Solutions Ltd. On January 14, 2008, Dimex Solutions incorporated a fully owned subsidiary named Dimex Hagalil Projects (2008) Ltd.

In March 2008, Dimex Solutions Ltd. purchased the assets and activities of Dimex Systems Ltd., an Israeli private company and Dimex Hagalil Projects (2008) Ltd. purchased assets and activities of Dimex Hagalil Ltd., subsidiary of Dimex Systems Ltd. (together called “Dimex”). Dimex is an integrator of AIDC (Automatic Identification and Data Collection) solutions based on RFID and Barcode technology. The consideration for acquiring the business operation of Dimex was NIS 17.6 million (approximately $4,800) and for the inventory, accounts receivable and fixed assets, the consideration was NIS 27 million (approximately $7,400).

The consideration is comprised of cash, payable over a 24-month period and 500,224 BOS Ordinary Shares (equal to approximately 4.4% of then outstanding shares of BOS). Part of the acquisition will be financed by bank debt.

The acquisition is treated using the purchase method of accounting in accordance with SFAS 141, “Business Combinations”.

On February 18, 2008 NWB and Qualmax, entered into an agreement and plan of merger, pursuant to which Qualmax will be merged with and into the NWB. Upon completion of the merger, which is subject to certain conditions, BOS holdings in Qualmax will be converted into holdings in NWB.

■	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: 972-3-6232525 Fax: 972-3-5622555

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form F-3 and related prospectus of B.O.S Better Online Solutions Ltd. (“BOS”) for the registration of up to 2,638,060 of its Ordinary Shares (File No. 333-130048) and to the incorporation by reference therein and into the Company’s Registration Statements on Form S-8 (Nos. 333-136957, 333-110696, 333-100971 and 333-11650) of our report dated March 31, 2008, with respect to the consolidated financial statements of BOS, which appears in the Company’s current report on Form 6-K.

/s/ KOST, FORER GABBAY & KASIERER
——————————————————
Tel Aviv Israel	KOST, FORER GABBAY & KASIERER
March 31, 2008	A Member of Ernst &Young Global

ARIK ESHEL, CPA & ASSOC., PC
Certified Public Accountants and Consultants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference into the Registration Statement on Form F-3 and related prospectus of B.O.S Better Online Solutions Ltd. (“BOS”) (File No. 333-130048) and into Registration Statements of BOS on Form S-8 (Nos. 333-136957, 333-110696, 333-100971 and 333-11650) of our report dated March 31, 2008, with respect to the consolidated financial statements of Lynk USA Inc., which appears in the Company’s current report on Form 6-K filed on March 31, 2008.

/s/ ARIK ESHEL, CPA & ASSOC., PC ———————————————— ARIK ESHEL, CPA & ASSOC., PC March 31, 2008